SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
Notification of Late Filing
Commission File Number 1-11775
(Check one)
☐ Form 10-K and Form 10-KSB     ☐ Form 11-K
☐ Form 20-F      ☑ Form 10-Q and Form 10-QSB      ☐ Form N-SAR
For period ended September 30, 2006
☐ Transition Report on Form 10-K and Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR
For the transition period ended
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION
PART II RULE 12B-25(b) AND (c)
PART III NARRATIVE
PART IV OTHER INFORMATION

PART I
REGISTRANT INFORMATION
     Full name of registrant TIMCO Aviation Services, Inc.
     Former name if applicable
     Address of principal executive office (Street and Number) 623 Radar Road
     City, State and Zip Code Greensboro, North Carolina 27410
PART II
RULE 12B-25(b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III
NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
Effective July 31, 2006, the Company entered into a merger agreement with TAS Holding, Inc., an entity organized by the holders of approximately 89% of the Company’s common stock, to merge the Company and TAS in a transaction in which the Company’s stockholders, other than the holders of the 89% interest, will receive cash consideration of $4.00 per share in exchange for their outstanding shares. As a result of the contemplated transaction, several of the Company’s financial personnel, including the Company’s Chief Accounting Officer, have recently left the Company. Such persons have not yet been replaced. As a result it has taken longer than anticipated to complete the financial statements and other documentation necessary for the completion of the Form 10-Q. It is anticipated that the Form 10-Q will be filed on Monday, November 20, 2006.

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PART IV
OTHER INFORMATION
     (1) Name and telephone number of person to contact in regard to this notification.

Philip B. Schwartz	(305) 982-5604

(Name)	(Area Code) (Telephone Number)
     (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period) that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☑ Yes     ☐ No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☑ Yes     ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company expects to report a net loss for the three month and nine month periods ended September 30, 2006 of approximately $4.6 million and $10.6 million, respectively, compared to a net loss for the comparable 2005 periods of approximately $6.3 million and $3.8 million, respectively.
TIMCO Aviation Services, Inc..
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2006	By:	/s/ Kevin Carter
Kevin Carter, Senior Vice President

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).
GENERAL INSTRUCTIONS
     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

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     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 or Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

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